[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 22, 2018

James E. O’Connor

Jeffrey W. Long

Division of Investment Management

Securities and Exchange Commission

Washington, D.C., 20549

Re:	BlackRock Capital Investment Corporation
Post-Effective Amendment No. 3 to the
Registration Statement on Form N-2 File No. 333-216928

Dear Messrs. O’Connor and Long:

We are in receipt of oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by you on April 23, 2018 and May 18, 2018 to Steven Grigoriou of Skadden, Arps, Slate, Meagher & Flom LLP regarding BlackRock Capital Investment Corporation’s (the “Company”) Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed on April 3, 2018 (the “Registration Statement”).

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below. These changes are reflected in Post-Effective Amendment No. 4 to the Company’s Registration Statement being filed today.

The Company’s responses to the comments are set forth below. For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.

Disclosure Comments

1.    In the Calculation of Registration Fee Under the Securities Act of 1933 table, please confirm whether the table should list the offering price as $1,500,000,000 or whether the narrative should disclose that $500,000,000 worth of securities are being carried over.

The Company respectfully submits that the disclosure contained in Footnote 2 to the Calculation of Registration Fee Under the Securities Act of 1933 table, included below, is complete and accurate:

“Pursuant to Rule 415(a)(6) under the Securities Act of 1933, this registration statement covers a total of $500,000,000 of unsold securities that had previously been registered under the registrant’s registration statement on Form N-2, initially filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2015 (No. 333- 203068) and declared effective on May 18, 2015 (the “Prior Registration Statement”) and that have been carried forward to this registration statement. The Prior Registration Statement initially registered securities for a maximum aggregate offering price of $1,500,000,000. The registrant did not sell any securities pursuant to the Prior Registration Statement, leaving a balance of unsold securities with an aggregate offering price of $1,500,000,000 on the Prior Registration Statement.”

James E. O’Connor

Jeffrey W. Long

June 22, 2018

2.    In Footnote 2 to the Calculation of Registration Fee Under the Securities Act of 1933 table, please update the disclosure to include disclosure concerning the securities previously sold under the shelf registration statement.

The requested disclosure has been added.

3.    Throughout the registration statement as applicable, please provide a closing price and NAV as of a more current date.

The requested change has been made.

4.    In the section entitled “Demonstrated ability to deploy capital consistent with our investment policies,” please disclose that total investment return does not take into account any sales load.

The requested disclosure has been added.

5.    In Footnote 2 to the Selected Financial Data table, please disclose that the portfolio yield does not reflect the fund fees and expenses, sales loads and offering expenses, and brokerage commissions.

The requested disclosure has been added.

6.    We note that the Small Business Credit Availability Act requires that a Form 8-K be filed within five business days of board or shareholder approval of an increase in a business development company’s leverage limit. We request that the Staff be given sufficient time to review such an 8-K before it is distributed in the case of board approval of such an increase.

The Company will provide the Staff with sufficient time to review any 8-K filed in connection with any future board approval of an increase in the Company’s leverage limit under the Small Business Credit Availability Act.

James E. O’Connor

Jeffrey W. Long

June 22, 2018

7.    In the risk factor beginning “The downgrade of the U.S. credit rating, economic crisis in Europe,” please update the paragraph discussing the Financial Choice Act.

The Company respectfully submits that the noted disclosure regarding the Financial Choice Act remains current and accurate, and therefore has not made any changes.

8.    In the risk factor beginning “Because our investments are generally not in publicly traded securities,” please disclose how frequently the Company’s “Level 3 Assets” are reviewed by an independent valuation firm. If such review is not at least annually, please disclose why.

The requested disclosure has been added.

9.    Please disclose the date of the 2018 Special Meeting of Stockholders.

The requested disclosure has been added.

10.    In the Distributions table, please disclose, by means of a separate column, the percentage of each distribution that constituted a return of investors’ paid-in capital.

The Company notes that distributions paid to stockholders in a year may exceed net ordinary income and capital gains for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. The specific tax characteristics of the Company’s distributions are reported to stockholders after the end of each calendar year. The Company respectfully submits that such disclosure provides adequate notice to investors. Therefore, the Company declines to make the requested change.

11.    In the section entitled “Distributions”, please disclose why the Company may choose to retain its capital gains despite having to pay an excise tax in the event of such retention.

Although the Company does not currently intend to retain material capital gains and pay excise or income tax thereon, it could decide to retain capital gains if, for example, it determined that retaining cash was advantageous from a cash flow perspective, or it desired to maintain consistent distribution levels for investors. The Company has revised the relevant disclosure.

12.    Please add “minus 1” to the end of Footnote 2 to the Price Range of Common Stock table.

The requested disclosure has been added.

13.    In the section entitled “Administration”, please include the substance of the following disclosure with respect to the administration agreement: “With respect to the administrative agreement, our board of directors reviews the methodology employed in

James E. O’Connor

Jeffrey W. Long

June 22, 2018

determining how the expenses are allocated to us. Our board of directors assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of directors considers whether any third party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to our Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs.”

The following disclosure has been added in response to this comment:

“Under the Administration Agreement, the Administrator provides certain administrative services in support of the Company’s officers, finance team, technology infrastructure and operations. Such services include trade processing and settlement for trades and the provision of accounting, tax regulatory and compliance, and legal and compliance support. For providing the accounting, tax regulatory and compliance, and legal and compliance services and facilities, the Company reimburses the Administrator for the Company’s allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administrative agreement including rent and the Company’s allocable portion of the cost of certain of the Company’s officers and their respective staff. Time spent on the Company by the Administrator’s personnel is compiled on a quarterly basis. The Company is then invoiced for an allocable portion of the Administrator’s personnel’s salary, bonus and benefits. The allocation includes the Company’s Interim Chief Financial Officer, Chief Compliance Officer and their respective staff. The Administrator is an affiliate of the Advisor.

Our Board assesses the reasonableness of such reimbursements for expenses allocated to us by the Administrator based on the breadth, depth and quality of such service. In making that determination, the Board considers that such services are provided to the Company at cost, such costs are shared across the BlackRock platform, where applicable, and that efficiencies are obtained because the Company is one of many BlackRock products serviced by the Administrator. Services provided by the Administrator are continuously reviewed and evaluated by the Board with a goal of optimizing services to the Company.”

James E. O’Connor

Jeffrey W. Long

June 22, 2018

Accounting Comments

14.    Please confirm whether the incentive fee waiver described in footnote 6 to the Fees and Expense table is subject to recoupment by the Adviser. If such waiver is subject to recoupment, please disclose so in a footnote.

The Company confirms that the incentive fee waiver is not subject to recoupment by the Adviser.

15.     In the section entitled “Selected Financial Data,” please confirm that the yield on investments at year end includes all income producing and non-income producing securities. If it does not, please also include the yield on the entire portfolio for each period.

The Company has included a line item for yield on the entire portfolio.

16.    In future filings on Form N-2, please add a caption for “Commitments and Contingencies” to the “Statement of Assets and Liabilities,” in accordance with Rule 6-04(15) of Regulation S-X, to reflect the amount of any unfunded capital commitments that are required to be recognized as a contingent liability in the Company’s financial statements.

The Company confirms that it began including a caption for “Commitments and Contingencies” in the financial statements contained in its 10-Q for the quarter ended March 31, 2018.

17.    We note that, pursuant to Section 3-09 of Regulation S-X, it appears that separate Gordon Brothers Finance Company financial statements may be required to be included. Accordingly, please provide us with your Rule 3-09 significance test calculations for Gordon Brothers Finance Company.

The requested significance test calculations for Gordon Brothers Finance Company (“GBFC”) are provided below:

	12/31/2017
Investment Test:

Company Investment in GBFC, per SOI	$114,201,321	14.3%

Total Assets – Company	$799,879,969

Income Test:

Company Net Realized/Unrealized & All Income on Investment in GBFC, per SOI, Controlled Investments	12,978,435	19.89%

Total Income[1] – Company	$65,241,031

[1]	The Total Income for the Company in the current fiscal year was more than 10% lower than the last five years’ income. Because of this, in accordance with related guidance, the average income for the last five years was used, with any years of loss counting as 0 in the calculation, resulting in average total income of $65,241,031. See SEC Division of Corporate Finance Financial Reporting Manual § 2015.8.

James E. O’Connor

Jeffrey W. Long

June 22, 2018

18.    In the “Other expenses” listed in the Consolidated Statement of Operations, please confirm that no single item is greater than 5% of the Company’s total expenses. If a single item is greater than 5% of the Company’s total expenses, please include a line item for such expense in future financial statement filings.

The Company confirms that no single item within “Other expenses” is greater than 5% of the Company’s total expenses.

19.    Please confirm that the Company is performing an analysis under Section 3-09 of Regulation S-X with respect to BCIC Senior Loan Partners LLC and that the Company will provide separate financial statements for the BCIC Senior Loan Partners LLC if required under Section 3-09 of Regulation S-X.

The Company confirms that it has performed an analysis under Section 3-09 of Regulation S-X with respect to BCIC Senior Loan Partners LLC and will provide separate financial statements if necessary.

***********************

James E. O’Connor

Jeffrey W. Long

June 22, 2018

If you have additional questions, please call Michael Hoffman at 212-735-3406 or Steven Grigoriou at 416-777-4727.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou